UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No.__)


                           Auriga Laboratories, Inc..
                      -------------------------------------
                                (Name of Issuer)

                            Common Stock, No Par Value
                       -------------------------------------
                          (Title of Class of Securities)

                                   05155L 10 5
                      -------------------------------------
                                 (CUSIP Number)

                               Lawrence P. Schnapp
                            Troy & Gould Professional
                                   Corporation
                       1801 Century Park East, 16th Floor
                          Los Angeles, California 90067


                                  July 6, 2006
                      -------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

02406/0001 142441.1
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1     Name of Reporting Persons: Christopher Walton
      I.R.S. Identification No. of Above Persons (entities only)


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2     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|

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3     SEC USE ONLY

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4     Source of Funds (See Instructions)
      PF

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5     Check if Disclosure of Legal Proceedings is Required                |_|
      Pursuant to Items 2(d) or 2(e)

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6     Citizenship or Place of Organization
      United States of America

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                                7     Sole Voting Power
                                      2,300,142 (1)

 Number of                   ---------------------------------------------------
   Shares                       8     Shared Voting Power
Beneficially
  Owned by                            0
    Each                     ---------------------------------------------------
 Reporting                      9     Sole Dispositive Power
Person with                                        2,300,142 (1)

                             ---------------------------------------------------
                                10    Shared Dispositive Power
                                      0

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11    Aggregate Amount Beneficially Owned by Each Reporting Person
      2,300,142 (1)

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12    Check Box if the Aggregate Amount in Row (11) Excludes              |_|
      Certain Shares (See Instructions)

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13    Percent of Class Represented by Amount in Row (11)
      6.48%

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14    Type of Reporting Person (See Instructions)
      IN

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(1) Includes warrants to purchase 2,000,000 shares of common stock at an exercise price of $2.55 per share, the fair market value of the Registrant's common stock on the date of grant. The warrants are immediately exercisable for up to 2,000,000 shares of restricted common stock with the shares vesting in 18 month installments commencing as of July 1, 2006.

ITEM 1. SECURITY AND ISSUER.

      This statement relates to the common stock, no par value ("common stock"), of Auriga Laboratories, Inc., a Delaware corporation (the "Registrant"). The principal executive office of the Registrant is located at 5555 Triangle Parkway #300, Norcross, Georgia 30092.

ITEM 2. IDENTITY AND BACKGROUND.

      (a) This Statement is being filed by Christopher Walton.

      (b) Mr. Walton's principal business address is 3112-A Windsor Road, Suite 137, Austin, Texas 78703.

      (c) Mr. Walton's principal occupation is consultant.

      (d)-(e) During the last five years, Mr. Walton has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Mr. Walton being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Mr. Walton is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Personal funds.

ITEM 4. PURPOSE OF THE TRANSACTION.

      Other than securities of the Registrant that Mr. Walton may purchase on the open market from time to time or as set forth in Item 5, he does not presently have any plan or proposal which relates to or would result in any of the events set forth in Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a)-(b) Based upon 35,482,095 shares of the Registrant's common stock outstanding on July 27, 2006, Mr. Walton beneficially owns 2,300,142 shares of the Registrant's common stock, representing 6.48% of the outstanding common stock (including the warrants exercisable by Mr. Walton within 60 days of the date hereof for the purpose of computing the percentage ownership), of which:

            (1) 300,142 shares are beneficially owned directly by Mr. Walton;
            and

            (2) 2,000,000 shares are beneficially owned directly by Mr. Walton, with these shares underlying warrants that are exercisable within 60 days of the date hereof.

      (c) Mr. Walton has not acquired or disposed of any shares of the Registrant's common stock during the past 60 days.


      Items (d)-(e).  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      None.

                                    Signature

      After reasonable inquiry and to the best of its, his or her knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  August 2, 2006

                                         /s/ Christopher Walton
                                         --------------------------
                                         Christopher Walton